FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 24, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on October 24, 2006.

Concerning establishment of WBD Foods OJSC affiliates

Be it resolved:

1.               That WBD Foods OJSC affiliates in the following cities of the Russian Federation be established:

1.1.            In Voronezh – 1 (one) affiliate

1.2.            In Kazan’ - 1 (one) affiliate

1.3.            In Omsk - 1 (one) affiliate

2.2. That the full and brief titles of WBD Foods OJSC established affiliates be approved as follows:

2.2.1. In Voronezh – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Voronezh; brief title: Voronezh affiliate of WBD Foods OJSC.

2.2.2. In Kazan’ - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Kazan’; brief title: Kazan’ affiliate of WBD Foods OJSC.

2.2.3. In Omsk - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Omsk; brief title: Omsk affiliate of WBD Foods OJSC.

Concerning payment (announcement) of dividends upon 9m Y2006.

Be it resolved to recommend the GSM:

1.1. To announce dividends payment upon 9m Y2006 financial results on allocated common nominal shares of WBD Foods OJSC, in the dividend amount of 7 (seven) rubles 86 kopecks per 1 common nominal share.

1.2. To set the following terms and conditions of dividends payment:

1.2.1. Method of dividends payment: cash;

1.2.2. Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

1.2.3. Procedure of dividends payment:

•              dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC and payment agent’s (in case of its engagement) account);  dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

•              since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on  their common nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

Concerning convocation of WBD Foods OJSC extraordinary general meeting of shareholders.

Be it resolved:

1.1.   That WBD Foods OJSC extraordinary meeting of shareholders of the Company be convoked.

1.2.   That the following issues be included, on the initiative of the Board of Directors, in the agenda of the extraordinary meeting of shareholders:

•      Concerning payment (announcement) of dividends upon 9m Y2006;

•      Concerning remuneration payment to WBD Foods OJSC Board of Directors members

1.3.          That the following agenda of the extraordinary meeting of shareholders of the Company be approved:

•      Concerning payment (announcement) of dividends upon 9m Y2006;

•      Concerning remuneration payment to WBD Foods OJSC Board of Directors members

1.4.                              That the following terms and procedure for holding the extraordinary meeting of shareholders of the Company be approved:

1.               Form of the meeting: remote voting.

2.               Deadline for the voting ballots receipt: December 05, 2006, by 24.00 Moscow time

3.     Postal address to which to send completed ballot papers: Yauzsky boul., 16/15, room 306, Moscow, 109028, Russian Federation.

1.5. That October 23, 2006 (at the end of the registrar’s business day), be set as the date of preparation of the list of persons entitled to participate in the extraordinary meeting of shareholders of the Company.

1.6. That the form and text of the ballot papers for voting be approved (Annex 1).

1.7. That the text of the notice of the extraordinary meeting of shareholders be approved (Annex 2).

1.8. That the draft resolution of the extraordinary meeting of shareholders be approved (Annex 3)

1.9. That the following list of information (materials) to be provided to shareholders be approved:

•                  draft resolution of the extraordinary meeting of shareholders

•                  voting ballot

•                  notice for EGSM

1.10.                        That the following procedure be established for giving notice of the extraordinary meeting of shareholders of the Company:

•      no later than 30 (thirty) days before the deadline of the voting ballots receipt, the documents for the Meeting will be sent by registered mail or delivered by hand against signature for receipt to each person specified in the list of persons entitled to participate in the Meeting,

•      no later than 30 (thirty) days before the deadline of the voting ballots receipt, a notice of the EGSM shall be published in the Wall Street Journal (New York, USA).

•      in addition, the materials and documents to be provided to the shareholders in the course of preparation for the EGSM, may be inspected at the location of WBD Foods (16/15 Yauzsky boul., room 306, Moscow, 109028, Russian Federation) from 10:00 a.m. to 4:00 p.m. (Moscow time) daily, except Saturday and Sunday.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	October 24, 2006